EXHIBIT 99.1

                               GLOBAL SOURCES LTD.
                                 41 CEDAR AVENUE
                                P.O. BOX HM 1179
                             HAMILTON HM EX, BERMUDA

9 April 2002

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

Pursuant to General Instruction A-T2 to Form 20-F for foreign private issuers, Arthur Andersen LLP ("Andersen") has represented to Global Sources Ltd. ("Global Sources") that its audit for the year ended December 31, 2001 was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide Global Sources reasonable assurance that the engagement was conducted in compliance with professional standards, with appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

Sincerely,

/s/ Tang Yang Ping
TANG YANG PING
Secretary